Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company

MATERIAL FACT

Pursuant to Article 157, Paragraph 4 of Law 6,404/76 and Article 24, III of the Brazilian Securities and Exchange Commission (CVM) Instruction 361/02, Itaú Unibanco Holding S.A. (“Itaú Unibanco”), informs that it has, as of June 15, 2012, become cognizant of a new appraisal report (“Report”) prepared by Banco de Investimentos Credit Suisse (Brasil) S.A. (“Appraiser”), as per resolution of the special extraordinary general meeting (“EGM”) of Redecard S.A. (“Redecard”) within the scope of the public tender offer for the purposes of the delisting of Redecard (“OPA”) as a publicly held company.

Pursuant to the Report, the economic value of the shares issued by Redecard and calculated according to the methodology considered by the Appraiser as the most appropriate for the definition of the fair price, was established in a range between R$34.66 and R$38.12. Given, as previously announced in a Material Fact of April 12, 2012, Itaú Unibanco is prepared to pay R$35.00 per share issued by Redecard and the result of the Appraisal shows a price range which includes the offered price, Itaú Unibanco confirms its intention to proceed with the OPA. Pursuant to Article 8, Paragraph 5 of CVM Instruction 361/02, the Appraisal was made available to eventual interested parties by Redecard on its investor relations site and on the CVM’s site.

In the light of this, Itaú Unibanco wishes to notify that the filing process of the OPA with the CVM will be resumed at the price of R$35.00 per share of Redecard. Itaú Unibanco adds that if Redecard should declare dividends or interest on shareholders’ equity as of this date, any amount thus declared may (i) be deducted from the OPA price, and (ii) be paid to persons or entities registered as Redecard’s common share owners or beneficiaries on the date on which dividends or interest on shareholder equity is declared. Finally, as per Material Fact published on April 12, 2012, Itaú Unibanco reiterates that the conclusion of the OPA is conditional on (i) acceptance or (ii) express agreement to the delisting by more than 2/3 of the free float, thus understood as the shares of Redecard circulating in the market held by stockholders expressly agreeing to the delisting of Redecard or that have made application to participate in the Auction, pursuant to Article 16, II of CVM Instruction 361/02. Should this minimum acceptance not be forthcoming in the Auction, the OPA shall not be concluded, in which case Redecard’s registration with the CVM as a publicly held company shall remain, the company continuing to be subject to the differentiated corporate governance practices under BM&FBOVESPA’s Novo Mercado Listing Regulations.

The launch of the OPA is subject to (i) regulatory approval, (ii) market conditions, and (iii) the terms stated in the Notice, in particular section 3.7 – “OPA Conditions” posted on Redecard’s investor relations website as of this date and formally lodged with the CVM.

This Material Fact statement does not constitute an extension into the United States of the offer mentioned in this Material Fact statement, nor does this Material Fact statement constitute or form part of an offer to sell securities or the solicitation of an offer to buy securities in the United States. The offer is not and will not be made, directly or indirectly, in or into the United States and may not be accepted from within the United States.

São Paulo-SP, June 22, 2012. ALFREDO EGYDIO SETUBAL Investor Relations Officer